UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Shapeways Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81947T102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Index Ventures V (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,645,260 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,114,487 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,260 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures V (Jersey) L.P. (“Index V”) directly owns 1,645,260 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), which includes 530,773 Earnout Shares (as defined below) with respect to which Index V has voting power but not dispositive power until such shares are no longer subject to certain forfeiture conditions. The percent of class was calculated based on 49,295,760 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 81947T102	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,232 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,933 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,232 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“Index V Parallel”) directly owns 13,232 shares of Common Stock, which includes 4,299 Earnout Shares (as defined below) with respect to which Index V Parallel has voting power but not dispositive power until such shares are no longer subject to certain forfeiture conditions. The percent of class was calculated based on 49,295,760 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 81947T102	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,837 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,065 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,837 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Yucca (Jersey) SLP (“Yucca”) directly owns 20,837 shares of Common Stock, which includes 6,772 Earnout Shares (as defined below) with respect to which Yucca has voting power but not dispositive power until such shares are no longer subject to certain forfeiture conditions. The percent of class was calculated based on 49,295,760 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 81947T102	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Associates V Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,679,329 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,137,485 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,329 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Associates V Limited (“IVA V”) may be deemed to beneficially own the 1,679,329 shares of Common Stock held directly by Index V, Index V Parallel and Yucca, which includes an aggregate of 541,844 Earnout Shares (as defined below) with respect to which IVA V has voting power but not dispositive power until such shares are no longer subject to certain forfeiture conditions. The percent of class was calculated based on 49,295,760 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 81947T102	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Shapeways Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

30-02 48th Avenue Long Island City, NY 11101

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Index Ventures V (Jersey) L.P., a Jersey, Channel Islands partnership (“Index V”).

(ii)  Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P., a Jersey, Channel Islands partnership (“Index V Parallel” and, together with Index V, the “Index V Funds”).

(iii)  Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership (“Yucca”).

(iv) Index Venture Associates V Limited, a Jersey, Channel Islands corporation (“IVA V”), the general partner of the Index V Funds.

The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE1 3FG.

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

	(e)	CUSIP Number: 81947T102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 81947T102	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i) Index V directly owns 1,645,260 shares of Common Stock, which represents approximately 3.3% of the outstanding Common Stock.

(ii) Index V Parallel directly owns 13,232 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock.

(iii)  Yucca directly owns 20,837 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the Index V Funds’ investments. As a result, IVA V may be deemed to have dispositive and voting power over Yucca’s shares by virtue of its dispositive power over and voting power over the shares owned by the Index V Funds.

(iii) IVA V may be deemed to beneficially own the 1,679,329 shares of Common Stock owned by the Index V Funds and Yucca, which represents approximately 3.4% of the outstanding Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Index V	1,645,260	0	1,114,487	0
Index V Parallel	13,232		8,933
Yucca	20,837		14,065
IVA V	1,679,329		1,137,485

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The shares of Common Stock reported herein include an aggregate of 541,844 shares of Common Stock (the “Earnout Shares”) which are held in an escrow account and are subject to vesting and forfeiture conditions. The Earnout Shares will no longer be subject to forfeiture upon the satisfaction of certain share price vesting conditions (the “Earnout Conditions”) as follows: (i) if, at any time prior to September 29, 2024 (the “Earnout Period”) the volume-weighted average price (“VWAP”) of the Issuer’s Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions) for 30 consecutive trading days, one half (1/2) of the Earnout Shares shall vest; and (ii) if, at any time during the Earnout Period, the VWAP of the Issuer’s Common Stock equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions) for 30 consecutive trading days, one half (1/2) of the Earnout Shares shall vest. If the Earnout Conditions are not met during the Earnout Period, then the applicable Earnout Shares shall be automatically forfeited.

The percent of class was calculated based on 49,295,760 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 81947T102	SCHEDULE 13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 81947T102	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Luke Aubert
Name: Luke Aubert
Title: Director

INDEX VENTURES V PARALLEL
ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Luke Aubert
Name: Luke Aubert
Title: Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services
Limited as authorized signatory of Yucca
(Jersey) SLP in its capacity as an
Administrator of the Index Co-
Investment Scheme

By:	/s/ Luke Aubert
Name: Luke Aubert
Title: Authorized Signatory

By:	/s/ Lucy Miller
Name: Lucy Miller
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Luke Aubert
Name: Luke Aubert
Title: Director